



Sapphire Sky Boutique, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $100,000

Offering End Date: July 13, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Sapphire Sky Boutique, LLC

Founded: January 8, 2020

Address: 7105 Mitchell Ct
Argyle, TX 76226

Industry: Clothing and Clothing Accessories Retailers

Employees: 7

Website: www.sapphiresky.shop

Use of Funds Allocation:

If the maximum raise is met:

$75,000 (75.00%) – of the proceeds will go towards exclusive product development
$20,500 (20.50%) – of the proceeds will go towards marketing
$4,500 (4.50%) – of the proceeds will go towards SMBX's capital raise fee





Business Metrics:

	FY21	FY22	YTD 2023Q1
Total Assets	$256,212	$471,162	$328,769
Cash & Cash Equivalents	$82,891	$60,274	$66,032
Accounts Receivable	$0	$0	$0
Short-term Debt	$226,665	$327,343	$130,187
Long-term Debt	$0	$73,204	$69,497
Revenue	$1,437,430	$1,557,153	$441,401
Cost of Goods Sold	$788,239	$791,536	$198,717
Taxes	$0	$0	$0
Net Income	$10,840	$41,069	$58,468

Recognition:

Sapphire Sky Boutique, LLC (DBA Sapphire Sky Boutique) has continually focused on investing profits back into their business to continue their growth journey in 2023. Their goal is to create several private label product lines with various suppliers over the next 3–5 years which will continue to distinguish ourselves to their customers from their competitors. These will include categories such as licensed backpacks, bath & beauty lines, and apparel. Their Co-Founder & President, James Allen, has worked in merchandising and strategy in senior level positions for the last 15 years for major retailers in mass, food and specialty before deciding to start his own business alongside his wife. Elizabeth Allen, Co-Founder & CEO, worked in teaching, and although she enjoyed it, found her true passion in marketing and selling online. Their current customer base is around 30,000 members and growing.

About:

Sapphire Sky Boutique, LLC (DBA Sapphire Sky Boutique), located in Argyle, TX, sells licensed products and collectible merchandise. It's a collaboration between husband and wife, James & Elizabeth Allen, that started in 2020 and has grown to over $1.5 million in yearly sales at the end of 2022.

For more information, contact our Customer Support Team at support@thesmbx.com

